UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

CONCHA Y TORO WINERY INC.

(Translation of registrant’s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐  No ☒

Notice to Security Holders in the United States

        The enclosed documents filed with the Chilean Superintendecia de Valores y Seguros describe a capital increase of Concha y Toro Winery Inc. (the “Company”) and an offering of preemptive rights in connection therewith. The Company has not offered and does not intend to offer such preemptive rights to holders of its American Depositary Shares (“ADSs”).

        The Company has not registered the preemptive rights or the securities to which such preemptive rights relate in the United States under the Securities Act of 1933, as amended, or under the securities laws of any state of the United States. Therefore, these documents are submitted in satisfaction of United States securities regulations only and do not constitute an offer to sell the preemptive rights or the securities to which such preemptive rights relate within the United States or to or for the account or benefit of any United States person.

        The Bank of New York, the Depositary Bank for the ADSs (the “Depositary”), has advised the Company that it intends to sell the preemptive rights pertaining to holders of ADSs through its agents in Chile in accordance with the Deposit Agreement among the Company, the Depositary and the holders from time to time of the ADSs. In the event of sale of such preemptive rights in Chile, the Depositary shall distribute the proceeds thereof to the holders of the ADSs.

EXHIBITS

Exhibit 99.1      Letter to Shareholders, April 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By:	/s/ OSVALDO SOLAR V.

Name : Osvaldo Solar V.
Title : Gerente de Administracion y Finanzas /
Administration and Finance Manager
(Chief Financial Officer)

Date: April 7, 2009